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                                                               Exhibit (a)(1)(M)

Monday January 29, 6:01 am Eastern Time

Press Release

SOURCE: Edgewater Technology, Inc.

Edgewater Technology Announces Final Results of Tender Offer

FAYETTEVILLE, Ark., Jan. 29 -- Edgewater Technology, Inc. (Nasdaq: EDGW; www.edgewater.com) today announced the final results for its $8.00 per share cash tender offer for 16.25 million shares, or 56.6% of its outstanding common shares. The offer, which was oversubscribed, expired at 12:00 midnight eastern standard time on January 23, 2001.

Based on the final count, 24,378,994 shares were tendered and not withdrawn. Edgewater Technology accepted properly tendered shares, on a pro rata basis, with a proration factor of 66.65%. Edgewater Technology accepted 16,250,000 shares for payment. Payment for these accepted shares, and return of all other tendered shares, will be made Tuesday, January 30th by the depositary.

As of January 23, 2001, Edgewater Technology had 28,726,070 shares of common stock issued and outstanding. As a result of the offer, Edgewater Technology will have 12,476,070 shares of common stock issued and outstanding as of the time immediately following payment for the accepted shares.

Credit Suisse First Boston and Banc of America Securities served as co-dealer managers for the tender offer. EquiServe is the depositary.

For additional information, contact Corporate Investor Communications, the information agent for the tender offer, at 1-800-752-5316.

About Edgewater Technology

Edgewater Technology is a national full-service provider of tailored Internet-centric solutions, which assists clients through proven methodologies, including eStrategy, eSolutions and Internet Outsourcing. For more information, visit www.edgewater.com .

SOURCE: Edgewater Technology, Inc.